SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-12568

BBVA Banco Francés, S.A.

(Translation of registrant’s name into English)

Av. Córdoba 111, C1054AAA

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                      No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                      No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐                      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA BANCO FRANCÉS S.A. ANNOUNCES PRICING OF PRIMARY EQUITY OFFERING

Buenos Aires, Argentina, July 18, 2017. BBVA Banco Francés S.A. (NYSE: BFR; Bolsas y Mercados Argentinos S.A.: FRAN; Mercado de Valores Latinoamericanos de la Bolsa de Madrid: XBFR) (“Banco Francés”) announces that it has priced today its primary global equity offering in Argentina and internationally of 66,000,000 ordinary shares, including ordinary shares in the form of American Depositary Shares (“ADSs”), each representing three ordinary shares. The global offering consists of an offering of ADSs in the United States and other countries outside Argentina and an offering of ordinary shares in Argentina. In addition, Banco Francés also announced the expiration today of its preemptive and accretion rights offering of ordinary shares to existing shareholders in Argentina (the “Rights Offering”). A total of 788,070 ordinary shares were subscribed pursuant to the Rights Offering. Banco Francés intends to use the proceeds from the global offering and the Rights Offering to take advantage of growth opportunities in the Argentine financial sector.

The offerings priced at US$5.28 per ordinary share, or US$15.85 per ADS, for an aggregate offering size of US$348.7 million. Pursuant to the offering , Banco Francés has granted the underwriters an option to purchase from Banco Francés up to an additional 9,781,789 ordinary shares at the offering price. The offerings are expected to close on July 24, 2017.

A registration statement on Form F-3 and a prospectus relating to the ordinary shares and the ADSs have been filed with the U.S. Securities and Exchange Commission (the “SEC”).

Morgan Stanley and Citigroup are acting as Global Coordinators and Joint Bookrunners, Credit Suisse and BBVA are acting as Joint Bookrunners, and BBVA Francés is serving as placement agent in Argentina for the offering.

Copies of the prospectus relating to the ordinary shares and the ADSs may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone at 1-800-831-9146. The registration statement and the prospectus are available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The public offering of the ordinary shares in Argentina has been authorized by the Comisión Nacional de Valores, the Argentine securities regulator (“CNV”), pursuant to Resolution No. 18,798 dated June 22, 2017. The CNV authorization means only that the information requirements of the CNV have been satisfied. The CNV has not rendered any opinion in respect of the accuracy of the information contained in the Argentine prospectus.

This press release includes statements concerning potential future events involving Banco Francés that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Francés’ business. Banco Francés does not undertake to update any forward-looking statements made in this press release to reflect future events or developments.

IR Contact in Buenos Aires:

Investor Relations Department

E-mail: dcesarini@bbva.com / Phone: (+54 11) 4341-5036

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer

Date: July 18, 2017

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